EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015
(amounts in thousands, except for ratio)
Pre-tax (loss) income from continuing operations	$(21,286)	$(40,330)	$(28,045)
(Loss) income from equity investees	(1,601)	(5,992)	(6,956)
Pre-tax (loss) income from ops before adjustment for equity investees	(19,685)	(34,338)	(21,089)
Distributions from equity investees	—	30	209
Pre-tax (loss) income from operations including distributions from equity investees	$(19,685)	$(34,308)	$(20,880)
Fixed charges:
Interest (expensed and capitalized)	$36,355	$19,050	$19,961
Amortization of debt issuance costs	4,202	2,576	1,469
Amortization of bond discount/premium	790	53	41
Rental expense(1)	1,643	1,634	1,227
Total fixed charges	$42,990	$23,313	$22,698
Pre-tax income (loss) from continuing operations including distributions from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	23,305	(10,995)	1,818
Less depreciation of capitalized interest	(205)	(205)	(192)
Earnings	$23,100	$(11,200)	$1,626
Ratio of earnings of fixed charges	0.54	(0.48)	0.07

(1) Represents a reasonable approximation of the interest factor of the Company's rental expense to operating leases for the respective periods